Exhibit 99.1

Company announcement

Capital increase in TORM due to exercise of Restricted Share Units as part of TORM’s incentive program

TORM plc (“TORM”) increases its share capital by 802,800 ordinary A-shares (corresponding to a nominal value of USD 8,028.00) as a result of employees having exercised a corresponding number of Restricted Share Units (“RSUs”) related to RSUs granted in 2020, 2021 and 2022. Subsequent to such share capital increase further 313,502 RSUs are eligible for exercise during 2023.

The share capital increase is carried out without any pre-emption rights for existing shareholders or others. All 802,800 new ordinary A-shares have been subscribed for in cash. All with a nominal value of USD 0.01 each.

The new shares are ordinary A-shares without any special rights and are negotiable instruments. The new shares give right to dividends and other rights in relation to TORM as of the date of issuance and will be issued and delivered to the participating employees on 21 March 2023. The new shares are expected to be admitted to trading and official listing on Nasdaq in Copenhagen on or around 23 March 2023. Transfer restrictions may apply in certain jurisdictions outside Denmark, including applicable US securities laws.

After the share capital increase, TORM’s share capital amounts to USD 831,353.68 divided into 83,135,366 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 83,135,366 votes are attached to the A-shares. The B-share and the C-share have specific voting rights.
Contact
Christopher Everard, General Manager
tel.: +44 203 713 4561
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statement as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, including the end of the conflict, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuilding’s and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from  future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM |COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.07 21 MARCH 2023	PAGE 1 / 1